[redacted]

12012537

ATES
ANGE COMMISSION
Washington, D.C. 20549

BP 3/11

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthStar Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield Drive, Suite 220
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Chaput 248-290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210, Troy MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/3

OATH OR AFFIRMATION

I, Kenneth Chaput, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northstar Financial Partners, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAROLE D. CALUGARU
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires April 14, 2018
Acting in the County of

Signature

CFO
Title

Karole D Calugaru
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by NorthStar Financial Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating NorthStar Financial Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

NorthStar Financial Partners, Inc.'s management is responsible for NorthStar Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment required per Form SIPC-7 to the copy of the check issued by NorthStar Financial Partners, Inc. to Securities Investor Protection Corporation noting no differences.

2. Compared the total amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared the adjustments reported in Form SIPC-7 to NorthStar Financial Partners, Inc.'s Profit and Loss Statement for the year ended December 31, 2011 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely of the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Skillman Group PLC
Certified Public Accountants

February 24, 2012

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2011

SKILLMAN GROUP PLC

Certified Public Accountants and Business Advisors

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2011

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2011

NorthStar Financial Partners, Inc.

Contents

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2011, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2011 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Group PLC
Certified Public Accountants

February 24, 2012

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

NorthStar Financial Partners, Inc.

Statement of Financial Condition

December 31,		2011
Assets		
Current Assets		
Cash	$	25,253
Deposit		25,058
Accounts receivable		124,123
Total Current Assets		174,434
Property and Equipment		
Furniture and fixtures		7,333
Computer equipment		7,111
		14,444
Less accumulated depreciation		10,256
Net Property and Equipment		4,188
Other Assets		754
Total Assets	$	179,376
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	3,200
Commissions payable		
Broker-dealer		82,071
Broker-dealer - related party		30,148
Total Current Liabilities		115,419
Stockholders' Equity		
Common stock, $35 par - 60,000 shares authorized 2,000 shares issued and outstanding		70,000
Additional paid-in capital		3,734
Retained deficit		(9,777)
Total Stockholders' Equity		63,957
Total Liabilities and Stockholders' Equity	$	179,376

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Income

Year Ended December 31,		**2011**
Revenue		
Commissions	$	**2,993,907**
Interest		**89**
Total Revenue		**2,993,996**
Expenses		
Commissions and clearance fees		**2,638,184**
Salaries and employee benefits		**188,677**
Management fees		**82,250**
Rent		**21,266**
Advertising		**250**
Administrative		**4,495**
Auto		**189**
Professional fees		**11,031**
Licenses and registrations		**16,038**
Utilities		**9,069**
Research		**4,948**
Computer		**10,428**
Dues and subscriptions		**8,338**
Travel and entertainment		**1,556**
Office supplies		**3,988**
Taxes, other		**214**
Printing and reproduction		**1,941**
Depreciation		**1,588**
Postage and delivery		**1,081**
Network consulting		**1,843**
Education and seminars		**525**
Gifts		**59**
Insurance, net of reimbursement of $38,000		**(13,970)**
Total Expenses		**2,993,988**
Income Before Taxes		**8**
Provision for Income Taxes		
Current		**-**
Net Income	**$**	**8**

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Stockholders' Equity

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2011	2,000	$ 70,000	$ 3,734	$ (9,785)	$ 63,949
Net Income	-	-	-	8	8
Balance, December 31, 2011	2,000	$ 70,000	$ 3,734	$ (9,777)	$ 63,957

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Cash Flows

Year Ended December 31,	2011
Cash Flows From Operating Activities	
Net income	$ 8
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	1,588
Increase (decrease) in cash due to changes in	
Accounts receivable	(20,509)
Deposit	(11)
Other assets	296
Accounts payable	(2,818)
Commission payable	18,238
Net Cash Used In Operating Activities	(3,208)
Cash Flows From Investing Activities	
Purchase of property and equipment	(991)
Net Decrease in Cash	(4,199)
Cash, beginning of year	29,452
Cash, end of year	$ 25,253

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

Nature of Operations

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand. The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Deposit

The Company is required to maintain reserve funds with Mesirow Financial Services, the Company's clearing agent. The required reserve at December 31, 2011 was $25,058.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.

Revenue Recognition

Commission income and advisory fees are recorded as earned with billed but not paid amounts reflected as accounts receivable.

Advertising

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $250 for the year ended December 31, 2011.

Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the Company's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2008 to 2010 remain subject to examination by the taxing authorities, generally for three years after they are filed.

1. Accounts Receivable and Payable

Accounts receivable from and payable to broker-dealers and clearing organizations consisted of the following:

December 31, 2011		Receivables		Payables
Broker-Dealers	$	37,353	$	55,212
Insurance Companies		36,272		36,516
Real Estate Investors		16,006		12,810
Mutual Fund Companies		6,195		5,559
Direct Participation Programs		2,306		2,122
Total	$	98,132	$	112,219

2. Insurance Expense

Insurance expense consisted of the following:

December 31,		2011
Errors and Omissions	$	21,374
Long-Term Disability		1,370
Fidelity Bond		790
Workers Compensation		320
Personal Property		176
		24,030
Less: Registered Agent Reimbursements		(38,000)
Total	$	(13,970)

3. Related Party Transactions

The Company paid $82,250 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed by the parent and represent charges for administrative services provided to the Company.

The Company sub-leases office space from NorthStar Financial Enterprises on a month-to-month basis with rates ranging from $2,474 to $2,502. Total rent paid to NorthStar Financial Enterprises was $21,266 after registered agent reimbursements of $8,562, for the year ended December 31, 2011.

3. Related Party Transactions (continued)

The Company paid commissions to officers totaling $516,679 for the year ended December 31, 2011. As of December 31, 2011, $30,148 has been included in commissions payable related party.

4. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $30,529 which was $22,834 in excess of its required net capital of $7,695.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2011.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

5. Employee Benefit Plan

The Company has established a 401(k) plan which covers substantially all employees. The plan allows for eligible employees to defer a portion of their salary. The Company may at its discretion match the employee's contributions to the plan. The Company's contribution to the plan for the year ended December 31, 2011 totaled $2,593.

6. Taxes on Income

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any changes for such, to the extent they arise, as a component of its income tax expense.

The Company may be subjected to an Internal Revenue Service audit for the prior three years ended December 2008 - 2010.

Effective January 1, 2008, the State of Michigan imposed the "Michigan Business Tax" (MBT) which replaced the former "Michigan Single Business Tax". The new tax has both a business income component as well as a modified gross receipts component. Both components of the MBT are considered income taxes under ASC 740. The Company files a unitary Michigan Business Tax Return with NorthStar Financial Enterprises, Inc. and as such, no provision for income taxes has been recorded for the year ended December 31, 2011.

7. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

8. Subsequent Events

On December 27, 2011, the Company entered into an agreement with RBC Correspondent Services to serve as the Company's clearing agent on March 5, 2012. The Company does not expect this change to have any impact on the operations of the Company.

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 24, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Supplemental Material

NorthStar Financial Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Schedule I
As of December 31, 2011

Total Ownership Equity				
Common Stock and Paid in Capital			$	73,734
Retained Deficit				(9,777)
				63,957
Deductions - Non Allowable				
Furniture and Equipment, net	$	4,188		
Other Assets		754		
Unsecured Receivable, net		28,486		(33,428)
Net Capital				30,529
Minimum Net Capital				7,695
Excess Net Capital			$	22,834

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc., as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shulman & Long PLC
Certified Public Accountants

February 24, 2012